Exhibit 99.1

Phoenix New Media Reports Unaudited First Quarter 2018 Financial Results

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on May 14, 2018

BEIJING, China, May 15, 2018 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the first quarter ended March 31, 2018.

“We are delighted to start the year 2018 with solid financial and operating performance, and pleased to see that our mobile advertising remained a strong growth driver in the first quarter,” stated Mr. Shuang Liu, CEO of Phoenix New Media. “Our strong media DNA and our mission to provide high-quality, professional and unbiased news content allows us to stay at the forefront of the media space in the long run. During the quarter, we further enhanced our artificial intelligence solutions by adding editorial recommendations. In doing so, we have not only improved the efficiency of our content distribution and the accuracy of our audience targeting, but also enriched with humanity and value into digital media, thus further differentiating ourselves from peers. We are also building out our content ecosystem that includes both original content and we-media content. Together with our premium brand equity and synergy among our diversified business segments, we believe we are well positioned to capitalize on the opportunities in China’s rapidly growing socially responsible media industry.”

Ms. Betty Ho, CFO of Phoenix New Media, further stated, “We are pleased to carry the strong growth of our mobile advertising revenues, which increased by 46.3% under the old accounting standard of ASC605, into the first quarter of 2018 despite of seasonality factors. Due to the adoption of the new accounting standard of ASC606 on January 1, 2018, our total revenues decreased by 3.4% year over year to RMB284.4 million in the first quarter of 2018. Excluding the impact of adoption of the new accounting standard, or under ASC605, our total revenues would have increased by 5.2% year over year to RMB309.9 million in the first quarter of 2018. Net advertising revenue increased by 10.5% year-over-year, driven by the strong growth in mobile advertising revenues at 46.3% year-over-year. In addition, our gross margin in the first quarter of 2018 increased to 54.9% under the new accounting standard of ASC606 (50.0% under ASC605), from 44.8% in the first quarter of 2017. Looking forward, we will continue to differentiate our products by enhancing our content offerings, while taking strict control over our cost and expense, in order to generate long-term return to our shareholders”

Adoption of ASC606

Beginning from January 1, 2018, the Company adopted a new accounting standard of ASC606, Revenue from Contracts with Customers (the “new accounting standard”). The main impact of applying the new accounting standard on the Company’s financial results include, (1) sales taxes and surcharges, previously presented as a component of cost of revenues, are now presented as a reduction item of revenues, and (2) some advertising-for-advertising barter transactions, previously not recognized as revenues, are now recognized as revenues. By applying the modified retrospective method under the new accounting standard, the financial statements of prior periods are not retrospectively adjusted as the cumulative effect of initially applying the guidance at January 1, 2018, the date of initial application, is not material. Accordingly, the financial data presented in the Company’s financial statements for the first quarter of 2018 are in accordance with the new accounting standard while all financial data presented for the quarters of 2017 are in accordance with ASC605, Revenue Recognition (the “old accounting standard”).

Impact of applying the new accounting standard on the Company’s unaudited financial results for the quarter ended March 31, 2018 as compared to the old accounting standard is as follows:

	Three Months Ended March 31, 2018
		Adjustments
	Old Accounting Standard (1)	Sales Taxes And Surcharges	Barter Transactions	Contract Fulfillment Costs	New Accounting Standard (2)
	(RMB in thousands)

Revenues	309,918	(25,739)	233	—	284,412
Net advertising revenues	266,284	(23,656)	233	—	242,861
Paid services revenues	43,634	(2,083)	—	—	41,551
Cost of revenues	(154,887)	25,739	(172)	1,087	(128,233)
Gross profit	155,031	—	61	1,087	156,179
Operating expenses	(213,384)	—	(645)	—	(214,029)
Sales and marketing expenses	(130,574)	—	(645)	—	(131,219)
Loss from operations	(58,353)	—	(584)	1,087	(57,850)

Note:

(1) This financial information for the three months ended March 31, 2018 is presented under the old accounting standard (ASC605).

(2) This financial information for the three months ended March 31, 2018 is presented under the new accounting standard (ASC606).

First Quarter 2018 Financial Results

REVENUES

Total revenues for the first quarter of 2018 were RMB284.4 million (US$45.3 million) under the new accounting standard, which represented a decrease of 3.4% from RMB294.5 million in the first quarter of 2017.

Net advertising revenues for the first quarter of 2018 were RMB242.9 million (US$38.7 million) (net of advertising agency service fees and sales taxes and surcharges) under the new accounting standard, which represented an increase of 0.7% from RMB241.1 million in the first quarter of 2017.

Paid services revenues1 for the first quarter of 2018 were RMB41.6 million (US$6.6 million) under the new accounting standard, which represented a decrease of 22.2% from RMB53.4 million in the first quarter of 2017. Revenues from digital entertainment2 for the first quarter of 2018 were RMB32.8 million (US$5.2 million) under the new accounting standard, which represented a decrease of 22.6% from RMB42.3 million in the first quarter of 2017. Revenues from games and others3 for the first quarter of 2018 were RMB8.4 million (US$1.3 million) under the new accounting standard, which represented a decrease of 24.1% from RMB11.1 million in the first quarter of 2017.

1                       Paid services revenues comprise of (i) revenues from digital entertainment, which includes MVAS and digital reading, and (ii) revenues from games and others, which includes web-based games, mobile games, content sales, and other online and mobile paid services through the Company’s own platforms

Under the old accounting standard ASC605, total revenues for the first quarter of 2018 would have been RMB309.9 million (US$49.4 million), which would have represented an increase of 5.2% from RMB294.5 million in the first quarter of 2017.

Under the old accounting standard ASC605, net advertising revenues for the first quarter of 2018 would have been RMB266.3 million (US$42.5 million), which would have represented an increase of 10.5% from RMB241.1 million in the first quarter of 2017, primarily attributable to a 46.3% year-over-year increase in mobile advertising revenues that was partially offset by a 26.0% year-over-year decrease in PC advertising revenues.

Under the old accounting standard ASC605, paid services revenues for the first quarter of 2018 would have been RMB43.6 million (US$7.0 million), which would have represented a decrease of 18.3% from RMB53.4 million in the first quarter of 2017. Under the old accounting standard ASC605, revenues from digital entertainment for the first quarter of 2018 would have been RMB34.7 million (US$5.5 million), which would have represented a decrease of 17.9% from RMB42.3 million in the first quarter of 2017, due to a 30.9% decrease in the MVAS revenues mainly resulting from the decline in users’ demand for services provided through telecom operators in China. Under the old accounting standard ASC605, revenues from games and others for the first quarter of 2018 would have been RMB8.9 million (US$1.4 million), which would have represented a decrease of 19.6% from RMB11.1 million in the first quarter of 2017, primarily attributable to a decrease in revenues generated from web-based games operated on the Company’s own platform.

COST OF REVENUES

Cost of revenues for the first quarter of 2018 was RMB128.2 million (US$20.4 million) under the new accounting standard, which represented a decrease of 21.1% from RMB162.5 million in the first quarter of 2017. Under the old accounting standard, cost of revenues for the first quarter of 2018 would have been RMB154.9 million (US$24.7 million), which would have represented a decrease of 4.7% from RMB162.5 million in the first quarter of 2017. Such decrease was mainly due to:

•                  The sales taxes and surcharges were RMB25.8 million (US$4.1 million) in the first quarter of 2018, which was excluded from cost of revenues and recorded as a reduction item of revenues under the new accounting standard, as compared to sales taxes and surcharges of RMB24.3 million in the first quarter of 2017, which was recorded as a component of cost of revenues under the old accounting standard.

2                      Digital entertainment includes mobile value-added services delivered through telecom operators’ platforms, or MVAS, and digital reading.

3                      Games and others include web-based and mobile games, and other online and mobile paid services through the Company’s own platforms

•                  Content and operational costs for the first quarter of 2018 decreased slightly to RMB105.3 million (US$16.8 million) from RMB106.3 million in the first quarter of 2017.

•                  Revenue sharing fees to telecom operators and channel partners for the first quarter of 2018 decreased by 50.2% to RMB8.6 million (US$1.4 million) from RMB17.3 million in the first quarter of 2017, primarily attributable to a decrease in the sales of MVAS products.

•                  Bandwidth costs for the first quarter of 2018 decreased slightly to RMB14.3 million (US$2.3 million) from RMB14.5 million in the first quarter of 2017.

•                  Share-based compensation included in cost of revenues was RMB0.2 million (US$0.03 million) in the first quarter of 2018, as compared to RMB1.6 million in the first quarter of 2017. The decrease was primarily due to the lesser share-based compensation recognized in the first quarter of 2018 for share options granted before 2017, as the Company recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards.

GROSS PROFIT

Gross profit for the first quarter of 2018 was RMB156.2 million (US$24.9 million), as compared to RMB132.0 million in the first quarter of 2017. Gross margin for the first quarter of 2018 was 54.9%, as compared to 44.8% in the first quarter of 2017. The increase in gross margin was primarily attributable to the slight decrease in revenues under the new accounting standard and the more significant decrease in certain cost of revenues as explained above.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin for the first quarter of 2018, which excluded share-based compensation, was 55.0%, as compared to 45.4% in the first quarter of 2017.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expenses for the first quarter of 2018 increased by 24.4% to RMB214.0 million (US$34.1 million) from RMB172.0 million in the first quarter of 2017, primarily attributable to an increase in traffic acquisition expenses. Share-based compensation included in operating expenses was RMB3.2 million (US$0.5 million) in the first quarter of 2018, as compared to RMB6.6 million in the first quarter of 2017. The decrease in share-based compensation was primarily due to the lesser share-based compensation recognized in the first quarter of 2018 for share options granted before 2017, as the Company recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards, and due to the fact that several batches of share options granted to employees in 2013 became fully vested in 2017 and the corresponding share-based compensation were no longer recognized in 2018.

Loss from operations for the first quarter of 2018 was RMB57.9 million (US$9.2 million), as compared to loss from operations of RMB40.1 million in the first quarter of 2017. Operating margin for the first quarter of 2018 was negative 20.3%, as compared to negative 13.6% in the first quarter of 2017, which was primarily attributable to the increase in traffic acquisition expenses.

Non-GAAP loss from operations for the first quarter of 2018, which excluded share-based compensation, was RMB54.4 million (US$8.7 million), as compared to non-GAAP loss from operations of RMB31.8 million in the first quarter of 2017. Non-GAAP operating margin for the first quarter of 2018, which excluded share-based compensation, was negative 19.1%, as compared to negative 10.8% in the first quarter of 2017.

OTHER INCOME OR LOSS

Other income or loss reflects interest income, interest expense, foreign currency exchange gain or loss, income or loss from equity investments, including impairments, and others, net4. Total net other income for the first quarter of 2018 was negative RMB5.2 million (US$0.8 million), as compared to RMB4.8 million in the first quarter of 2017.

•                  Interest income for the first quarter of 2018 was RMB12.9 million (US$2.1 million), as compared to RMB12.7 million in the first quarter of 2017.

•                  Interest expense for the first quarter of 2018 decreased to RMB4.6 million (US$0.7 million), from RMB6.3 million in the first quarter of 2017, which was primarily due to the decrease in outstanding short-term bank loans in the first quarter of 2018 as compared to that in 2017.

•                  Foreign currency exchange loss for the first quarter of 2018 was RMB15.1 million (US$2.4 million), as compared to foreign currency exchange loss of RMB2.3 million in the first quarter of 2017, which was mainly caused by the further appreciation of Renminbi against US dollars in the first quarter of 2018.

•                  Loss from equity investments, including impairments, for the first quarter of 2018 was RMB2.4 million (US$0.4 million), as compared to loss from equity investments, including impairments, of RMB0.7 million in the first quarter of 2017.

•                  Others, net, for the first quarter of 2018 increased by 186.9% to RMB4.1 million (US$0.7 million), from RMB1.4 million in the first quarter of 2017, which was primarily attributable to the decrease in litigation provisions as a result of the settlement of several claims in March 2018 and the increase of government subsidies received in the first quarter of 2018.

NET LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to Phoenix New Media Limited for the first quarter of 2018 was RMB57.5 million (US$9.2 million), as compared to a net loss of RMB32.2 million in the first quarter of 2017. Net margin for the first quarter of 2018 was negative 20.2%, as compared to negative 10.9% in the first quarter of 2017. Net loss per diluted ADS5 in the first quarter of 2018 was RMB0.79 (US$0.13), as compared to net loss per diluted ADS of RMB0.45 in the first quarter of 2017.

4                       “Others, net” primarily consists of government subsidies and litigation loss provisions.

5                       “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

Non-GAAP net loss attributable to Phoenix New Media Limited for the first quarter of 2018, which excluded share-based compensation and income or loss from equity investments, including impairments, was RMB51.7 million (US$8.2 million), as compared to non-GAAP net loss attributable to Phoenix New Media Limited of RMB23.2 million in the first quarter of 2017. Non-GAAP net margin for the first quarter of 2018 was negative 18.2%, as compared to negative 7.9% in the first quarter of 2017. Non-GAAP net loss per diluted ADS in the first quarter of 2018 was RMB0.71 (US$0.11), as compared to non-GAAP net loss per diluted ADS of RMB0.32 in the first quarter of 2017.

For the first quarter of 2018, the Company’s weighted average number of ADSs used in the computation of diluted net income per ADS was 72,403,514. As of March 31, 2018, the Company had a total of 578,729,336 ordinary shares outstanding, or the equivalent of 72,341,167 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of March 31, 2018, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.30 billion (US$207.6 million). Restricted cash represents deposits placed as security for banking facilities granted to the Company, which are restricted in their withdrawal or usage.

Business Outlook

Based on the new accounting standard (ASC606), for the second quarter of 2018, the Company expects its total revenues to be between RMB361.4 million and RMB376.4 million; net advertising revenues are expected to be between RMB320.5 million and RMB330.5 million; and paid services revenues are expected to be between RMB40.9 million and RMB45.9 million.

If the old accounting standard (ASC605) were to be used, for the second quarter of 2018, the Company would expect its total revenues to be between RMB396.8 million and RMB411.8 million, its net advertising revenues to be between RMB353.5 million and RMB363.5 million, and its paid services revenues to be between RMB43.3 million and RMB48.3 million.

All of the above forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on May 14, 2018 (May 15, 2018 at 9:00 a.m. Beijing/Hong Kong time) to discuss its first quarter 2018 unaudited financial results and operating performance.

To participate in the call, please use the dial-in numbers and conference ID below:

International:	+6567135090
Mainland China:	4006208038
Hong Kong:	+85230186771
United States:	+18456750437
Conference ID:	6370379

A replay of the call will be available through May 21, 2018 by using the dial-in numbers and conference ID below:

International:	+61281990299
Mainland China:	4006322162
Hong Kong:	+85230512780
United States:	+16462543697
Conference ID:	6370379

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation and income or loss from equity investments, including impairments. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation and income or loss from equity investments, including impairments, which have been and will continue to be significant and recurring in its business. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.2726 to US$1.00, the noon buying rate in effect on March 30, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals such as news, finance, fashion, military and digital reading, and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, HTML5-based mobile Internet websites, and mobile digital reading application; and its operations with the telecom operators that provides content and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Nicole Shan

Email: investorrelations@ifeng.com

ICR, Inc.

Rose Zu

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	March 31,	March 31,
	2017	2018	2018
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	362,862	343,401	54,746
Term deposits and short term investments	737,657	511,850	81,601
Restricted cash	336,700	447,000	71,262
Accounts receivable, net	458,744	389,570	62,107
Amounts due from related parties	187,214	184,925	29,481
Prepayment and other current assets	57,458	59,935	9,555
Convertible debts from a related party	102,631	99,777	15,907
Total current assets	2,243,266	2,036,458	324,659
Non-current assets:
Property and equipment, net	64,454	81,546	13,000
Intangible assets, net	6,712	6,173	984
Available-for-sale investments	1,196,330	1,197,636	190,931
Equity investments, net	15,342	12,912	2,058
Deferred tax assets	60,460	67,717	10,796
Other non-current assets	12,544	14,440	2,303
Total non-current assets	1,355,842	1,380,424	220,072
Total assets	3,599,108	3,416,882	544,731
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	330,000	296,626	47,289
Accounts payable	262,657	259,651	41,394
Amounts due to related parties	14,140	12,230	1,950
Advances from customers	65,196	55,418	8,835
Taxes payable	92,214	76,664	12,222
Salary and welfare payable	134,471	95,766	15,267
Accrued expenses and other current liabilities	173,253	135,487	21,600
Total current liabilities	1,071,931	931,842	148,557
Non-current liabilities:
Deferred tax liabilities	1,312	1,312	209
Long-term liabilities	24,714	25,077	3,998
Total non-current liabilities	26,026	26,389	4,207
Total liabilities	1,097,957	958,231	152,764
Shareholders’ equity:
Phoenix New Media Limited shareholders’equity:
Class A ordinary shares	17,180	17,268	2,753
Class B ordinary shares	22,053	22,053	3,516
Additional paid-in capital	1,587,575	1,591,950	253,794
Statutory reserves	81,237	81,237	12,951
Retained earnings	229,250	171,686	27,371
Accumulated other comprehensive income	570,244	581,594	92,720
Total Phoenix New Media Limited shareholders’ equity	2,507,539	2,465,788	393,105
Noncontrolling interests	(6,388)	(7,137)	(1,138)
Total shareholders’ equity	2,501,151	2,458,651	391,967
Total liabilities and shareholders’ equity	3,599,108	3,416,882	544,731

*Derived from audited financial statements included in the Company’s Form 20-F dated April 26, 2018.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2017	2017	2018	2018
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising revenues	241,084	410,547	242,861	38,718
Paid service revenues	53,395	51,240	41,551	6,624
Total revenues	294,479	461,787	284,412	45,342
Cost of revenues	(162,489)	(208,679)	(128,233)	(20,443)
Gross profit	131,990	253,108	156,179	24,899
Operating expenses:
Sales and marketing expenses	(95,462)	(156,590)	(131,219)	(20,919)
General and administrative expenses	(31,951)	(50,457)	(34,398)	(5,484)
Technology and product development expenses	(44,628)	(51,494)	(48,412)	(7,718)
Total operating expenses	(172,041)	(258,541)	(214,029)	(34,121)
Loss from operations	(40,051)	(5,433)	(57,850)	(9,222)
Other income/(loss):
Interest income	12,658	13,213	12,938	2,063
Interest expenses	(6,349)	(3,746)	(4,633)	(739)
Foreign currency exchange loss	(2,311)	(4,481)	(15,131)	(2,412)
(Loss)/income from equity investments, including impairments	(664)	4,865	(2,430)	(387)
Others, net	1,427	10,037	4,093	653
(Loss)/income before tax	(35,290)	14,455	(63,013)	(10,044)
Income tax benefit/(expense)	2,341	(3,294)	4,724	753
Net (loss)/income	(32,949)	11,161	(58,289)	(9,291)
Net loss attributable to noncontrolling interests	775	660	749	119
Net (loss)/income attributable to Phoenix New Media Limited	(32,174)	11,821	(57,540)	(9,172)
Net (loss)/income	(32,949)	11,161	(58,289)	(9,291)
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale investments (1)	8,891	22,227	46,364	7,392
Other comprehensive loss, net of tax: foreign currency translation adjustment	(3,767)	(14,609)	(35,014)	(5,582)
Comprehensive (loss)/income	(27,825)	18,779	(46,939)	(7,481)
Comprehensive loss attributable to noncontrolling interests	775	660	749	119
Comprehensive (loss)/income attributable to Phoenix New Media Limited	(27,050)	19,439	(46,190)	(7,362)
Net (loss)/income attributable to Phoenix New Media Limited	(32,174)	11,821	(57,540)	(9,172)
Net (loss)/income per Class A and Class B ordinary share:
Basic	(0.06)	0.02	(0.10)	(0.02)
Diluted	(0.06)	0.02	(0.10)	(0.02)
Net (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	(0.45)	0.16	(0.79)	(0.13)
Diluted	(0.45)	0.16	(0.79)	(0.13)
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	573,935,277	576,851,243	579,228,111	579,228,111
Diluted	573,935,277	591,174,724	579,228,111	579,228,111

(1)             The Company adopted ASU 2016-1, Recognition and Measurement of Financial Assets and Financial Liabilities, beginning from January 1, 2018. After the adoption of this new accounting standard, the Company measures long-term equity investments other than equity method investments at fair value through earnings. As investments in Particle meet the definition of debt securities, which are recorded as available-for-sale investments, there is no impact by the adoption of ASU 2016-1 on the available-for-sale investments in Particle and the changes in their fair value continue to be recorded in other comprehensive income.

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2017	2017	2018	2018
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising services	241,084	410,547	242,861	38,718
Paid services	53,395	51,240	41,551	6,624
Total revenues	294,479	461,787	284,412	45,342
Cost of revenues
Net advertising services	131,125	181,361	107,289	17,104
Paid services	31,364	27,318	20,944	3,339
Total cost of revenues	162,489	208,679	128,233	20,443
Gross profit
Net advertising services	109,959	229,186	135,572	21,614
Paid services	22,031	23,922	20,607	3,285
Total gross profit	131,990	253,108	156,179	24,899

Phoenix New Media Limited

Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2017	2017	2018	2018
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue sharing fees	17,320	12,350	8,617	1,374
Content and operational costs	106,316	143,588	105,273	16,783
Bandwidth costs	14,528	12,830	14,343	2,286
Sales taxes and surcharges	24,325	39,911	—	—
Total cost of revenues	162,489	208,679	128,233	20,443

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended March 31, 2017				Three Months Ended December 31, 2017				Three Months Ended March 31, 2018
	Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	131,990	1,623	(1)	133,613	253,108	1,221	(1)	254,329	156,179	205	(1)	156,384
Gross margin	44.8%			45.4%	54.8%			55.1%	54.9%			55.0%
Loss from operations	(40,051)	8,266	(1)	(31,785)	(5,433)	4,677	(1)	(756)	(57,850)	3,450	(1)	(54,400)
Operating margin	-13.6%			-10.8%	-1.2%			-0.2%	-20.3%			-19.1%
		8,266	(1)			4,677	(1)			3,450	(1)
		664	(2)			(4,865	)(2)			2,430	(2)
Net (loss)/income attributable to Phoenix New Media Limited	(32,174)	8,930		(23,244)	11,821	(188)		11,633	(57,540)	5,880		(51,660)
Net margin	-10.9%			-7.9%	2.6%			2.5%	-20.2%			-18.2%
Net (loss)/income per ADS—diluted	(0.45)			(0.32)	0.16			0.16	(0.79)			(0.71)
Weighted average number of ADSs used in computing diluted net (loss)/income per ADS	71,741,910			71,741,910	73,896,840			73,896,840	72,403,514			72,403,514

(1) Share-based compensation

(2) Loss/(income) from equity investments, including impairments

Non-GAAP to GAAP reconciling items have no income tax effect.